

March 25, 2014

<u>Via E-mail</u>
Alan Krock
Chief Financial Officer
Invensense, Inc.
1745 Technology Drive
San Jose, CA 95110

      Re: **Invensense Inc.**
             Form 10-K for the Fiscal Year Ended March 31, 2013
             Filed June 14, 2013
             Amendment No. 1 to Form 8-K
             Filed January 16, 2014
             File No. 001-35269

Dear Mr. Krock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 15. Financial Statements and Exhibits

Note 6. Income Taxes, page 86

1.   We note the discussion that your effective tax rate for the 2013 fiscal year was lower than the U.S. statutory rate because you changed the estimate of earnings attributable to your domestic versus foreign operations. Please describe for us in greater detail your process for determining the location in which to attribute earnings that are subject to tax. Please tell us specifically how this process and estimate was changed during the 2013 fiscal year.

Form 8-K/A filed January 16, 2014

Exhibit 99.1

2.   We see that you have provided an audited Statement of Revenues and Direct Expenses for the nine months ended August 2, 2013 and a Statement of Net Assets to be Sold as of August 3, 2013. Please tell us how the periods provided in these audited financial statements comply with Rule 3-05(b)(2) of Regulation S-X.

3.   In this regard, please tell us how you have adjusted the audited financial information of the Microphone Product Line to prepare the pro forma statement of income included in exhibit 99.2 in consideration of Rule 11-02(c)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief